SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose N. Hung	Alfredo Montero
Investor Relations	General Manager
Banco de Credito	Banco de Credito, Miami Agency
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	Fax: (305) 448-0981
Web site: http://www.credicorpnet.com	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2004

(Lima, Peru, May 3, 2004) - Credicorp Ltd. (“Credicorp”) (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended March 31, 2004.

Credicorp reported a consolidated net income for the quarter ended March 31, 2004 of US$30.1 million, or US$0.38 per share, above net income of US$2.5 million, or US$0.03 per share, in first quarter 2003, and resulted also above net income in fourth quarter 2003 of US$23.8 million, or US$0.30 per share. First quarter results improve with respect to the same period of 2003, mainly due to decreased merger costs, lower loan loss provisions and to higher translation results.

Merger costs decrease from US$15.5 million in first quarter 2003, incurred for the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), to US$1.8 million in the current quarter, in which Solución Financiera de Crédito was absorbed. Provisions for loan losses decreased from US$34.2 million to US$19.0 million, comparing the first quarters of 2003 and 2004, due to improved loan portfolio quality. Loan quality improvement is noted through the lower past-due loan ratio, that decreased from 8.3% at March 2003, to 5.7% at the end of first quarter 2004, and by the improved coverage of bad loans by provisions which increased from 112.2% to 125.5%, respectively.

I. CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

(In U.S.$ millions, except net income per share)

	Three months ended

	31.03.03	31.12.03	31.03.04

Net interest income (1)	94.4	98.8	90.0
Provisions for possible loan losses, net	34.2	16.2	19.0
Other income (1)	106.9	89.6	108.8
Claims on insurance activities	25.2	23.5	28.7
Other expenses	109.1	113.9	108.2
Merger costs	15.5	1.1	1.8
Translation result	(6.7)	1.1	3.3
Income before income tax and minority interest	10.6	34.8	44.5
Income Tax	(6.8)	(9.8)	(11.6)
Minority Interest	(1.4)	(1.1)	(2.8)
Net Income	2.5	23.8	30.1
Net Income per share (2)	0.03	0.30	0.38

(1)	Note: for comparison purposes, US$5.5Mn in 1Q03 and US$8.3Mn in 4Q04 were reclassified from other income into interest income.
(2)

Based on 79.8 million net outstanding shares in all periods. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	1Q03	4Q03	1Q04

Banco de Credito BCP(1)	US$ 8.0	US$27.4	US$25.9
Atlantic	0.6	3.1	2.9
PPS	1.1	-3.6	2.8
Banco Tequendama	-1.1	0.5	0.6
Credicorp and others(2)	-6.1	-3.6	-2.1

Consolidated Net Income	US$ 2.5	US$23.8	US$30.1

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Inversiones Crédito, Credicorp Securities and others.

In the first quarter of 2004, the Credicorp and others concept contributed a loss of US$2.1 million, which includes a US$0.2 million provision for substandard loans transferred from Banco Tequendama. In the first quarter of 2003, a US$6.1 million loss was contributed, which included US$1.9 million of provisions for Banco Tequendama’s loans and approximately US$2.0 million for taxes and set-up costs of a subsidiary.

In the present quarter, Banco de Crédito BCP contributed US$25.9 million to Credicorp’s net income, above its results according to Peruvian accounting principles reported in Section II, which amounted to US$19.4 million, with the difference mainly due to the loss on inflation exposure in local books while translation gains were registered by Credicorp. Compared with a US$10.1 million loss in BCP’s local records, which resulted from inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar, Credicorp’s Dollar-based accounting shows a US$1.7 million translation gain, which was partly offset by minority interest eliminations and deferred provisions amounting to approximately US$4.0 million.

The contribution of Atlantic Security Holding Corporation of US$2.9 million in the current quarter is below US$7.7 million net income shown in its books (see Section III), due to the elimination for consolidation purposes of US$4.8 million of dividends from Credicorp and registered as income in March of 2004. In the year-ago first quarter, US$3.1 million were registered as dividends, which were deducted to show the US$0.6 million contribution for this period.

In first quarter 2004, Credicorp received a US$2.8 million profit contribution from Pacífico Peruano Suiza, higher than the consolidated net income of US$2.2 million in its local Peruvian GAAP books (See Section IV), which registered higher inflation adjustment losses.

Banco Tequendama contributed net income of US$0.6 million in the first quarter of 2004, compared to a US$1.1 million loss in the prior year quarter. These contributed amounts do not include provision expense incurred by Credicorp of US$0.2 million and US$1.9 million, respectively, for transferred loans as mentioned above.

I.1 PERUVIAN ECONOMIC SITUATION

Economic Activity

Peruvian GDP began year 2004 maintaining its positive trend, although at low growth rates, but achieving, through February, 32 consecutive months with positive growth. GDP grew 3.0% in January 2004 and 4.1% during February, resulting in cumulative growth of 3.6% in the two months. GDP growth is driven primarily by exports, with improved volume and prices, with modest growth of private consumption and investment.

GDP grew 3.4% and 2.8%, in the third and fourth quarters of 2003, respectively, and is expected to grow approximately 3.6% in first quarter 2004. Official estimates put 2004 GDP growth at 4%, which is similar to growth in total 2003.

Cumulative GDP growth through February 2004 benefitted mainly from: the continuing strength of metals mining, with a 19.3% increase; the construction sector that grew 6.2%; utilities, with 4.7% increase; and, non-primary manufacturing by 3.0%. On the other hand, production was poor on the agricultural and fishing sectors.

Public Finance

Public sector deficit was 1.9% in full-year 2003, meeting the expected target and decreasing from the 2.3% deficit in 2002. This positive result is mainly due to increased Central Government tax revenue that reached 12.9% of GDP, higher than 12.1% in the prior year.

The deficit for total year 2004 is expected at 1.6% by government officials.

For total year 2003, tax collections increased 10.7%, in nominal terms, noting a 39% increase of Income Tax revenue from corporations and the 13% in case of the value-added tax (IGV), which increased mainly due to administrative measures and a rate increase of the IGV. Non-financial expenses increased 8.1% (nominal) and capital expenses by 4.3%.

Prices and Devaluation

In the first quarter of 2004, the consumer price index in Peru increased 2.1%, higher than increases of 0.8% and 0.4% in the preceding fourth and third quarters of 2003, respectively, and is also over 1.8% inflation in the first quarter of 2003. Higher inflation in the current quarter was due principally to increased food prices caused by low supply of agricultural products, higher fuel prices and the seasonal adjustment of education prices.

Cumulative inflation for the twelve month period through March 2004 was 2.8%, higher than 2.5% in total 2003, but remained within the range, 1.5% to 3.5%, targetted by the Central Bank for total 2004.

The wholesale price index increased 2.8% in the current quarter, compared to a 1.1% increase in the first quarter 2003, and is also higher than 1.0% and 0.5% in the preceding fourth and third quarters of 2003. Wholesale prices increased mainly due to higher cost of imported intermediate goods.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.460 at March 31, 2004, decreasing slightly from S/.3.463 at the end of December 2003, and also declines 1.5% from S/.3.514 as of December 31, 2002.

To avoid the streghtening of the currency, the Central Bank increased the purchase of foreign exchange in the currency market, which is sterilized with the sale of certificates of deposits, acquiring US$540 million in first quarter 2004, after purchasing US$1,050 million during total 2003.

International Reserves

International reserves of the Central Bank increased during first quarter 2004, reaching US$10,475 million at March 31, 2004 from US$10,194 million at December 31, 2003, and also compared to US$10,443 million at March 31, 2003.

The Trade Balance had a US$352 million cumulative surplus through February 2004, increasing compared to a US$48 million surplus in the same two month period of 2003. The improvement continues the positive trend noted in 2002, when the surplus reached US$503 million and in 2003 when the surplus grew to US$710 million. Cumulative through February 2004, exports grew 24% versus a 2% increase in imports. Exports, which reached US$1,706 million as of February 2004, grow on increased volume and prices, specially of gold and non-traditional textiles exports. Imports through February 2004 amounted to US$1,355 million, increasing mainly due to higher imports of raw materials and intermediate goods, while consumer goods declined.

Financial System

During the current quarter commercial bank’s loan and deposit volumes declined, within a continuing excess liquidity situation. Deposits at March 31, 2004 in the fourteen commercial banks in the system reached S/.47.3 billion (US$13.7 billion), according to the Asociación de Bancos del Peru (ASBANC), remaining almost unchanged, in nominal terms, compared to the balance at December 31, 2003. Deposits declined 2.4% from the year-ago balance at March 31, 2003.

As of March 31, 2004, total loans in the banking system decreased 0.2%, in nominal terms, to S/.34.9 billion (US$10.1 billion), compared to loans at December 31, 2003, and are 3.3% below March 31, 2003 loan balances. In the current period, local currency loans (23.2% of total loans) grew 4.1% to S/.8.1 billion (US$2.3 billion), while foreign currency loans decreased 1.5% to US$7.4 billion.

As of March 31, 2004, the Peruvian bank's past due ratio was 5.8%, improving from the 5.9% rate in December 31, 2003 and from 7.8% in March 31, 2003. Commercial banks’ past due loans decreased 1.9% during the current quarter to S/.2.0 billion (US$586 million), and are lower by 28.2% compared to bad loans at March 31, 2003. At March 31, 2004, loan loss provisions were S/.2.9 billion (US$841 million), decreasing 0.2% during this quarter. The system-wide past due loan coverage ratio was 143.5% at March 31, 2004, higher than the 141.0% coverage at December 31, 2003, and is also higher than the ratio of 132.5% at March 31, 2003.

During the first quarter 2004 commercial banks’ interest rates had mixed trends, with increases in loan rates while deposit rates remained almost unchanged. Local currency average loan rates (TAMN) were 24.1% in first quarter 2004, increasing from 22.2% in the fourth quarter of 2003, while deposits rates (TIPMN) decreased to 2.4% from 2.7%, respectively. In the first quarter 2003, TAMN was 20.2% and TIPMN was 3.5%. During the first quarter 2004 foreign currency rates loan rates (TAMEX) increased to 9.3% from 9.1% in the preceding quarter, while deposit rates (TIPMEX) remained at 1.0%.

Private Pension Funds and Mutual Funds

The poor performance in bank’s deposit and loan volumes contrast with increases in the private pension fund’s managed assets and in mutual funds. The private pension fund assets reached US$6.8 billion as of March 31, 2004, increasing 6.1% in the current quarter, and 38.5% since March 2003, with a return of 19.7% in real terms in the twelve month period.

Total mutual funds amounted to US$2.1 billion at the end of the first quarter 2004, after growing 3.4% in the quarter and 26.5% since March 2003, with a return of 0.71% in the quarter and of 2.9% during calendar year 2003 (in Dollar terms).

I.2 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in the current quarter certain financial revenue items registered by insurance subsidiaries have been retroactively reclassified from the Other non-financial income concept into the Interest Income concept, with no effect on either net income nor total revenue.

Net interest income in the first quarter of 2004 was US$90.0 million, lower than US$94.4 million earned in the same period of 2003, mostly due to a decrease in interest earning assets which is partly offset by higher interest margins.

The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.54% during the first quarter of 2003, higher than 5.46% in the year-ago quarter, but declines from 6.07% in the preceding fourth quarter of 2003. During the quarter net interest margins decreased mainly due to lower loan rates, in both local and foreing exchange loans, while funding costs remained stable, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average between monthly ending balances, reached US$6,495 million in this quarter, decreasing 6.1% compared to US$6,915 million in the first quarter of 2003.

Non-interest income was US$108.8 million in the first quarter of 2004, 1.8% higher than US$106.9 million in the same period of 2003, principally due to higher insurance premiums that offset lower Other income, which decline because in the first quarter 2003, high non-recurrent income was registered in connection with the BSCH-Perú merger (see Section II.3). Non-interest income components were as follows:

(In US$Mn)	1Q03	4Q03	1Q04	1Q04 vs. 4Q03	1Q04 vs.1Q03

Commissions for banking services	46.2	46.8	47.1	0.7%	2.1%
Net premiums	31.9	27.3	38.0	39.4%	19.2%
Gains from sale of securities	-0.2	-2.8	4.0	N/A	N/A
Gains from foreign exchange	6.4	6.1	5.5	-10.7%	-14.3%
Other non-interest income	22.7	12.2	14.2	17.0%	-37.3%
Total Non-Interest Income	106.9	89.6	108.8	21.5%	1.8%

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$110.0 million in first quarter 2004, 11.7% less than expenses in the same period of the previous year. The decrease is explained principally by lower merger costs, which were US$15.5 million in first quarter 2003, corresponding to the merger of BSCH-Peru, and declined to US$1.8 million in the current period, which are related to the absorption of Solucion Financiera. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	1Q03	4Q03	1Q04	1Q04 vs. 4Q03	1Q04 vs. 1Q03

Salaries and employee benefits	46.1	48.7	44.4	-8.9%	-3.7%
General, administrative, and taxes	38.8	38.2	37.5	-2.0%	-3.5%
Depreciation and amortization	11.7	11.7	11.6	-0.8%	-1.2%
Other	12.5	15.3	14.7	-3.8%	18.1%
Merger costs	15.5	1.1	1.8	66.3	-88.2%
Total Other Expenses	124.6	115.0	110.0	-4.4%	-11.7%

The efficiency ratio, “adjusted” operating expenses (determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, was 49.8% in the first quarter of 2004 having been 50.8% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets increased to 4.8% from 4.6%, in the same quarters.

I.4 ASSETS AND LIABILITIES

Credicorp’s totals assets were US$8.3 billion at March 31, 2004, remaining almost unchanged since the end of December 2003, but decreases 3.3% compared to the balance of March 2003. The loan portfolio as of March 31, 2004 reached US$4.4 billion, declining 1.8% during the current quarter, and decrease 5.1% compared to the March 2003 balance.

Deposits and other obligations reached US$6.3 billion at March 31, 2004, decreasing slightly 0.3% since last December 2003, but are 6.2% lower than the March 2003 balance. Due to banks and correspondents, which closed at US$255.1 million, continued its declining trend, decreasing 6.7% during the quarter and by 13.1% in the year since March 2003.

Third party funds under management continued to grow reaching US$1.8 billion at the end of March 2004, increasing 3.4% in the quarter and by 23.4% since March 2003.

Loan quality indicators are shown in the following table:

(In US$Mn)	1Q03	4Q03	1Q04

Total loans	4,639.6	4,481.5	4,401.7
Past due loans	384.1	256.5	249.8
Loan loss reserves	430.7	326.7	313.6

Past due / Total loans	8.3%	5.7%	5.7%
Reserves / Past due	112.2%	127.4%	125.5%

The balance of past due loans decreased from US$256.5 million to US$249.8 million during the current quarter partly due to charge-offs amounting to US$32.3 million.

I.5 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

GDP is estimated to have grown 2.5% in total 2003, declining from 2.8% in 2002. Economic activity continued to grow during 2003 in spite of an unfavorable domestic environment, driven by export growth favored by higher demand and better prices, while imports decreased due to weak domestic demand. In 2003 exports grew 20.1%, where oil and gas exports increased over 40%, with important growth also noted of agricultural and manufactured goods. It is expected that GDP will grow approximately 3.5% in 2004, with continued development of exports, with domestic demand and consumption remaining stagnant.

The government continues having fiscal difficulties, although certain tax and fiscal austerity measures have been taken. After the budget deficits of 9% of GDP in 2002 and 8% in 2003, a 7% deficit is expected in 2004. Additionally, the final treatment of the natural gas of Tarija will be defined in a referendum next July.

With a slight tendency to increase, inflation reached 4.2% in the twelve months ending in March 2004, and was 0.5% in first quarter 2004, compared to 0.7% in the year-ago period. Devaluation continued at a slower pace with a 0.8% exchange rate increase in the current quarter and 1.3% in the same period in 2003, reaching 7.88 Bolivianos per Dollar at March 31, 2004.

Loan volume in the banking system declined 3.1% in the current quarter and by 4.0% in the year since March 2003, to end at US$2,484 million at March 2004. Loan quality declined, from a past due ratio of 16.7% in December 2003, to 18.2% at March 2004, while coverage of past-due loans with provisions decreased from 74.0% to 69.5%, respectively. Total deposits in the system amounted to US$2,562 million at March 2004, lower by 5.6% compared to the balance at December 2003, and are 2.1% below deposits at March 2003.

BCB’s market share in deposits at March 2004 was 12.3%, decreasing sligthly from 12.5% at the end of December 2003, but is over 12.1% at March 2003. In terms of loans, BCB had a 11.9% market share, below 12.2% it had last December, but remains similar to the market share at March 2003. In this way, BCB remained in the fourth position of twelve banks in the system.

As of March 31, 2004, BCB had total loans of US$296.3 million which compares to the US$309.9 million at December 2003, and US$311.2 million at the end of March 2003. At the end of the first quarter 2004, BCB’s past due loans reached US$56.9 million, or 19.2% of total loans, lower than 20.7% at December 2003. Coverage of past due loans with loan loss provisions was 75.5% as of March 2004, remaining almost unchanged during the quarter, but increased from to 62.5% in March 2003. Net equity at the Bolivian subsidiary amounted to US$55.4 million as of March 2004.

Cumulative through March 2004, US$0.4 million of loan loss provisions were charged against results, compared to US$13.4 million charged during first quarter 2003, jointly incurred by BCB and at the BCP level to cover BCB’s impaired assets. In BCB’s own records, first quarter 2004 net income was US$0.4 million, compared to US$72 thousand in the same year-go period.

Banco Tequendama, Colombia

Colombian GDP grew 4.3% in the last quarter of 2003 and by 3.6% in full-year 2003, confirming an economic recovery that repeatedly exceeded expectations. The recovery is being led by exports (oil, coal and non-traditional exports) and by private investment, while consumption remains depressed. Expected GDP growth for total 2004 has been raised to approximately 4%. In full-year 2002 GDP grew 1.7%.

The consolidated fiscal deficit was 2.9% of GDP in total 2003, slightly over the 2.8% target, but below the 3.6% deficit of 2002, and is expected to decrease to 2.5% in 2004. The government continues seeking complementary fiscal measures to ensure the lower deficit, among which the pension reform proposal is noteworthy.

The Colombian Peso exchange rate continued appreciating during the first quarter 2004, where a 3.6% revaluation led to an exchange rate of Col$2,682 per US$1 at the end of March 2004. During the last quarter of 2003, the exchange rate revalued 3.8%. The Central Bank has applied various measures to stop the appreciation of the Peso, with little success, like the tax on short term capital flows and the fifty basis point reduction of the Central Bank’s intervention rate.

In first quarter 2004 prices increased 3.1%, slightly below 3.4% in the same period of 2003, continuing with its declining trend. Inflation in the first quarter is high because of seasonal factors, with high price increases of educational services and food. Inflation was 6.5% in total 2003, and of 6.2% in the twelve months prior to March 2004. In 2004 inflation is expected to continue decreasing to the target 5.5%, aided by the appreciating exchange rate, fiscal controls and by higher economic activity.

Banking system statistics show that loans increased from US$15.8 billion at December 2003, to US$16.7 billion at the close of February 2004, with the past-due ratio improving from 12.7% at year-end 2002 to 9.7% in December 2003 and February 2004. The coverage ratio of loan provisions over bad loans also improved, from 70.1% at December 2003 to 70.5% in February 2004. Total deposits in the banking entities were US$21.5 billion at the end of February 2004, increasing from US$20.5 billion at December 2003, continuing their recovery.

Banco Tequendama’s loan market share, as of February 2004, was 1.47%, slightly over 1.44% obtained in December 2003. At the same dates, deposit market share was 0.86% and 0.90%, respectively.

As of March 31, 2004, Banco Tequendama’s loans were US$255.3 million, increasing 10.0% from US$232.1 million in December 2003, and 21.2% compared to US$210.7 millon as of March 2003. At the end of March 2004, deposits totaled US$190.8 million, higher than US$187.5 million in December 2003, and is 16.3% over US$164.1 million at the year-ago quarter. At March 31, 2004, the bank’s net equity amounted to US$29.5 million according to Credicorp’s accounting records.

The past due loan ratio was 1.8% in March 2004, higher than 1.1% at the end of December 2003, but is still below 2.9% at March 2003, while coverage with provisions was 150.3%, compared to 238.2% and 94.6%, respectively.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income in the quarter ended March 31, 2004 was S/.67.1 million (US$19.4 million), increasing over net income of S/.12.7 million (US$3.7 million) in first quarter 2003, but decreases compared to net income in the preceding last quarter of 2003 that reached S/.90.0 million (US$31.3 million).

Net income in the current quarter increased compared to the year-ago period principally due to lower loan loss provisions, and to decreased merger costs incurred for the mergers with BSCH-Perú, in first quarter 2003, and Solución Financiera de Crédito, in the current period. Merger costs amounted to S/.6.4 million (US$1.8 million) in first quarter 2004, required for the merger of Solución Financiera, decreasing compared to S/.55.7 million (US$16.1 million) in the year-ago quarter, for the merger of BSCH-Perú.

Higher profits due to the reduction of these expenses are partly offset by lower financial and non-financial income. Interest income decrease mainly because of lower loan volumes. Additionally, first quarter 2004 non-interest income decline compared to the prior year period because in March 2003 non-recurring gains related to the merger of BSCH-Perú were registered.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)

(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended

	31.03.03	31.12.03	31.03.04	31.03.04

				US$
Net interest income	294.2	293.9	262.4	$75.8
Provisions for loan losses, net	120.4	47.4	47.1	$13.6
Other income	258.8	231.5	222.4	$64.3
Other expenses	324.9	328.9	301.2	$87.1
Merger costs	55.7	3.9	6.4	$1.8
Result from exposure to inflation	(26.0)	(20.8)	(34.9)	($10.1)

Income before income tax	26.0	124.4	95.1	$27.5
Income Tax	13.3	34.4	28.0	$8.1

Net Income	12.7	90.0	67.1	$19.4
Net Income per share (2)	0.01	0.07	0.06	$0.02

(1)

Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of March 31, 2004. Figures in US$ have been translated at the exchange rate of S/.3.460 to the dollar.

(2)	Based on 1,202 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the first quarter of 2004 reached S/.262.4 million (US$75.8 million), 11% lower compared to net interest income in the same period of last year and also with respect to net interest income in the preceding fourth quarter of 2003. Average interest earning assets reached S/.20,499 million (US$5,925 million) at the end of March 2004, a decline of 11.2% comparing with the first quarter 2003, while interest margins remained almost unchanged. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the first quarter of 2004, the net interest margin was 5.12%, slightly over 5.10% in the first quarter of 2003, but declines from 5.60% during the preceding fourth quarter of 2003. During the current quarter the margin declined mostly due to lower local and foreign currency loan rates, while funding costs remained unchanged.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the first quarter of 2004 amounted to S/.222.4 million (US$64.3 million), lower than S/.258.8 million (US$74.8 million) earned during the same period of 2003, mostly due to lower recoveries of charged-off accounts, and deferred gains registered in March 2003 related to the merger of BSCH-Peru.

In the first quarter of 2004, fees from banking services amounted to S/.157.7 million (US$45.5 million), 2.6% lower than in the same period of 2003, mostly due to various revenue concepts at BSCH-Peru in the first quarter of 2003, before its absorption, which are registered in the Other caption. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	1Q03	1Q04	Growth

Savings accounts	20.9	20.7	-1.0%
Demand deposits	18.9	19.9	5.3%
Credit cards	17.7	18.2	2.8%
Fund transfer services	13.3	15.0	12.8%
Collections fees	12.0	12.0	0.0%
Billings and payments	12.9	12.7	-1.6%
Contingent and foreign trade	8.3	7.6	-8.4%
Contingent credits	6.9	7.3	5.8%
Debit cards	7.3	7.0	-4.1%
Corporate Finance	7.7	5.5	-28.6%
Brokerage	8.8	10.1	14.8%
Commercial loans	5.3	4.8	-9.4%
Insurance	4.9	4.2	-14.3%
Mortgage loans	1.6	2.3	43.8%
Channels and services	2.4	2.0	-16.7%
Master account	2.0	1.6	-20.0%
Personal loans	0.8	3.0	275.0%
Micro-business credit	0.3	0.6	100.0%
Other	9.7	3.0	-69.1%
Total	161.7	157.5	-2.6%

Note:	line items in this table aggregate concepts that are different from tables reported in prior periods.

In the first quarter of 2004, securities transactions resulted in a gain of S/.9.8 million (US$2.8 million), compared to gains in the year-ago quarter of S/.4.7 million (US$1.4 million). Gains in this quarter are due to reversal of provisions for lower value of securities in addition to regular realized gains. The general index of the Lima Stock Exchange increased 24.7% in the first quarter of 2004, compared to 12.0% in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.18.8 million (US$5.4 million) in the first quarter of 2004, 15.2% lower than revenue in the same quarter of 2003, mainly due to decreased traded volumes and margins due to the low volatility in the foreign exchange market.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, decreased from S/.70.2 million (US$20.3 million) in the first quarter of 2003 to S/.36.3 million (US$10.5 million) in the current period. As mentioned above, in March 2003 higher recoveries of charged-off accounts and non-recurrent deferred earnings were registered in connection with the merger of BSCH-Peru. The Other Income concepts with the most important changes were the following:

(In constant S/. Mn.)	1Q03	1Q04	Growth

Recoveries of charged-off accounts	29.5	24.9	-15.6%
Deferred earnings	20.7	0.0	N/A
Prior year earnings	7.6	8.9	16.7%
Services, leases, and other	12.4	2.5	-79.8%
Total	70.2	36.3	-48.3%

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the first quarter of 2004 were S/.307.6 million (US$88.9 million), 19.2% under those of the same period in 2003. Expenses decreased mainly because of lower merger costs, which amounted to S/.55.7 million (US$16.1 million) in the first quarter of 2003 related to the BSCH-Peru merger, that compares to S/.6.4 million (US$1.8 million) in the current quarter for costs related to the merger of Solucion Financiera. Additionally, decreased personnel and general and administrative costs are noteworthy.

“Adjusted” operating expenses reached S/.269.9 million (US$78.0 million) in the first quarter of 2004, decreasing 6.7% compared to the year-ago period. First quarter 2004 “adjusted” operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.22.2 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.2.0 million); (iii) employee profit sharing expenses (S/.7.0 million); and, (iv) merger costs related to Solución Financiera (S/.6.4 million).

In this quarter, approximately 41% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 9.2% to S/.125.7 million (US$36.4 million) when compared to the first quarter of 2003. Personnel expenses declined mainly because in the first quarter 2003 higher expenses were registered by subsidiaries prior to their mergers. At the end of March 2004 the number of employees stood at 7,652, increasing from 7,530 employees as of December 2003 and from 7,629 at March 2003, mainly due to sales personnel at Banco de Crédito.

General and Administrative expenses, which represented 33% of non-interest expenses, reached S/.100.9 million (US$29.2 million) in the first quarter of 2004, decreasing 7.8% when compared to expenses in the year-ago period. Lower expenses are mainly due to decreased marketing and communications expenses. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	1Q03	1Q04	Chnge.

Office supplies and operating costs	14.6	12.7	-13.1%
Communications	10.9	8.6	-21.0%
Third party fees	15.5	13.3	-13.9%
Insurance and security	8.3	7.0	-15.6%
Transport of currency and securities	13.4	12.2	-8.8%
Systems and maintenance	26.8	26.4	-1.3%
Advertising and marketing	15.1	12.4	-18.1%
Other G&A	4.9	8.3	66.7%
Total G&A	109.5	100.9	-7.8%

The Other caption within Other Non-Interest Expenses, decreased from S/.30.4 million (US$8.8 million) in the first quarter of 2003 to S/.26.6 million (US$7.7 million) in the current quarter, mainly disbursements by subsidiaries decreased after their mergers, that are partly offset by increased contingencies provisions.

The ratio of “adjusted” operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, increased from 4.4% in the first quarter of 2003 to 4.6% in the current period.

The Efficiency ratio, “adjusted” operating expenses, as a percentage of total income (excluding non-recurring income), also grew from 54.3% to 55.7% when comparing the first quarters of 2003 and 2004, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.22.9 billion (US$6.6 billion) at the end of March 2004, decreasing 11.0% with respect to the year-ago balance, and by 3.7% compared to assets at December 2003.

Consolidated total loans were S/.13.8 billion (US$4.0 billion) at the end of March 2004, decreasing 10.2% compared to March 2003, and are lower by 5.3% with respect to loans at the preceding fourth quarter 2003. At March 31, 2004, the loan portfolio, net of provisions, represented 55.6% of total assets, lower than 56.4% at December 2003. At the end of the first quarter of 2004, the Nuevos Soles portion of the loan portfolio was 17.5%, slightly under 17.7% in December 2003, but remains over 16.7% as of March 2003.

As of March 31, 2004 total deposits were S/.19.5 billion (US$5.6 billion), decreasing 11.2% compared to first quarter 2003 deposits, and declined 3.2% during the current quarter. During the first quarter 2004, time deposits decreased by 9.7%, and savings deposits by 8.9%, while demand deposits grew 15.8%. Deposits denominated in Nuevos Soles were 24.7% of total deposits, increasing during the current quarter from 23.8% at December 2003, and is also over 22.2% at the end of March 2003.

During the current quarter, Banco de Crédito increased its loan and deposit contribution, mostly due to the merger of Solucion Financiera, which took place in March 2004. BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	31.03.03	31.12.03	31.03.04	31.03.03	31.12.03	31.03.04

Banco de Crédito del Perú	86.4%	85.3%	87.7%	90.6%	89.6%	91.3%
Banco de Crédito de Bolivia	6.5%	6.9%	6.9%	5.6%	6.3%	5.9%
Banco de Crédito Overseas	0.1%	-----	-----	0.0%	-----	-----
Crédito Leasing	4.9%	5.5%	5.4%	2.6%	3.1%	2.8%
Solución Financiera de Crédito	2.1%	2.3%	-----	1.1%	1.0%	-----
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.13,854	S/.13,426	S/.12,745	S/.21,915	S/.20,107	S/.19,468

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	31.03.03	31.12.03	31.03.04

Corporate	43.2%	42.7%	41.6%
Middle market	26.0%	25.4%	26.2%
Retail:	30.8%	32.0%	32.2%
- small business	11.0%	9.2%	10.3%
- home mortgage	12.1%	14.3%	15.2%
- consumer	4.3%	4.9%	3.2%
- credit cards	3.4%	3.6%	3.5%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,399	S/.14,602	S/.13,823

In the current quarter, loan balances decreased 5.3%, with corporate loans lower by 7.8% to S/.5,743 million (US$1,660 million), while retail loans decreased 4.5% to S/.4,457 million (US$1,047 million) and middle market loans by 2.2% to S/.3,623 million (US$1,047 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	31.03.03	31.12.03	31.03.04	31.03.04 vs 31.12.03	31.03.04 vs 31.03.03

Small business loans	1,664	1,418	1,423	0.3%	-14.5%
Mortgage loans	1,876	2,046	2,103	2.8%	12.1%
Consumer loans	674	695	445	-36.1%	-34.0%
Credit card loans	522	505	486	-3.8%	-7.0%
Total Retail	4,737	4,665	4,457	-4.5%	-5.9%

Lower consumer loans during first quarter 2004 is mainly because approximately S/.240 million are reported beginning in March 2004 as micro-business loans, which are shown as part of the Small Business concept in the preceding table.

Contingent Credits and Managed Funds

At March 31, 2004 contingent credits were S/.5,715 million (US$1,652 million), 11.7% over the December 2003 figure, mainly due to the inclussion, beginning in the fourth quarter 2003, of credit card un-used but approved lines of credit, which were not considered in previous periods, as can be seen in the Other contingent accounts caption in the following chart:

(% change and constant S/. Mn)	31.03.03	31.12.03	31.03.04	31.03.04 vs 31.12.03	31.03.04 vs 31.03.03

- Guarantees and Stand-by LCs	2,379	2,306	2,203	-4.5%	-7.4%
- Letters of Credit	528	474	512	8.0%	-3.0%
- Acceptances	140	176	139	-21.0%	-0.7%
- Foreign currency forwards	1,382	1,013	1,183	16.8%	-14.4%
- Other contingent accounts	689	2,014	1,678	-16.7%	143.7%
Total Contingent Credits	5,117	5,984	5,715	-4.5%	11.7%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,628 million (US$1,049 million) as of March 31, 2004, increasing 15.0% compared to the year-ago quarter, but decreased 1.5% during first quarter 2004.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of March 31, 2004, Banco de Crédito del Perú had a total loan market share of 34.6% (34.4% at December 31, 2003 and 35.3% at March 31, 2003), and 36.6% of deposits (36.1% at December 31, 2003 and 38.5% at March 31, 2003).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 49.4% as of March 31, 2004 (50.3% at December 31, 2003 and 52.2% at March 31, 2003).

II.6 LOAN QUALITY

Consolidated past due loans amounted to S/.831 million (US$240.0 million) at March 31, 2004, decreasing 37.2% from the balance of S/.1,322 million (US$382.2 million) as of the end of March 2003, and are also 6.2% below past due loans at the beginning of year 2004.

The ratio of past due loans as a percentage of total loans was 6.0% at March 31, 2004, slightly improving during this quarter compared to 6.1% at December 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans remained almost unchanged at 11.6% during first quarter 2004, but declines from 15.1% at March 2003.

At the end of March 2004, refinanced loans amounted to S/.770.7 million (US$222.7 million), lower than the balance at March 2003 that was S/.996.7 million (US$288.1 million).

At the end of the first quarter 2004, outstanding balances of loan loss provisions totaled S/.1,077.9 million (US$311.5 million), decreasing 8.3% compared to the preceding quarter mainly due to charge-offs. The coverage ratio of loan provisions to past due loans decreased from 132.7% at the end of the preceding fourth quarter 2003, to 129.8% at March 2004.

Of total provisions outstanding at the end of the current quarter, S/.172.5 million (US$49.9 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at December 31, 2003 of S/.208.5 million (US$60.2 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the first quarter 2004 amounting to S/.111.9 million (US$32.3 million), of which approximately 11% were related to consumer and mortgage loans. This compares to charge-offs in the fourth quarter of 2003 of S/.251.3 million (US$72.6 million), and S/.61.2 million (US$17.7 million) in the year-ago first quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 14.6% of the loan portfolio in March 2004, decreasing from 15.3% that resulted in December 2003 and from 17.8% in March 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	31.03.03	31.12.03	31.03.04

A: Normal	72.9%	75.3%	76.8%
B: Potential Problem	9.3%	9.4%	8.6%
C: Deficient	6.7%	5.7%	5.4%
D: Doubtful	5.7%	6.2%	5.6%
E: Loss	5.4%	3.4%	3.6%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,399	S/.14,602	S/.13,823

Loan loss provisions, net of recoveries, charged against results in first quarter 2004 amounted to S/.47.1 million (US$13.6 million), lower than S/.120.4 million (US$34.8 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the fourth quarter of 2003 was S/.47.4 million (US$13.7 million).

II.7 CAPITAL ADEQUACY

At the end of the first quarter of 2004, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 8.1 to 1.0 (12.3%), while the corresponding consolidated ratio was 7.2 to 1.0 (13.9%). Risk-weighted assets include S/.1,254 million (US$364.2 million) of market-risk exposure whose coverage required S/.114.0 million (US$32.9 million) of regulatory capital at March 31, 2004. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of March 31, 2004, BCP’s consolidated “regulatory capital” was S/.2,324 million (US$671.6 million), increasing compared to S/.2,243 million (US$648.2 million) in the preceding quarter mostly due to higher reserves. Regulatory capital included S/.188.8 million ($54.6 million) in subordinated debt in the current period, remaining similar to the balance at December 2003.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	31.03.03	31.03.04	31.03.03	31.03.04

Regulatory capital	1,713	1,871	2,283	2,324
Risk weighted assets	15,940	15,172	18,217	16,818

Weighted assets / Capital	9.3	8.1	8.0	7.2
Capital / Weighted Assets	10.8%	12.3%	12.5%	13.8%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Consolidated net income for the quarter ended March 31, 2004 was US$7.7 million, higher than US$3.8 million in the same period of 2003. Net income in the first quarter of 2004 increase compared to the same period of 2003, mainly due to lower market risk provisions and higher dividends received from Credicorp.

Net interest income, before risk provisions and not including dividend income, was US$3.4 million in the first quarter of 2004, lower than US$3.9 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.9% during first quarter 2004, similar to the 2.0% margin in the preceding fourth quarter 2003, but decreases compared to 2.5% in first quarter 2003. Compared with the year-ago quarter, the margin decreased mainly due to cost of funds required for the purchase of part of BCOL’s investment portfolio.

In first quarter 2004 US$4.8 million were registered as dividend income from Credicorp, increasing from US$3.1 million in the same year-ago period.

In the first quarter of 2004 charges against income for market risk provisions amounted to US$0.5 million, slightly over US$0.4 million charged in the preceding fourth quarter 2003, but declines compared to US$3.6 million provisioned in the year-ago period. In the current quarter provisions for credit risks amounted to US$0.5 million, while US$1.4 million was expensed in the preceding period, and US$0.6 million was expensed in the prior year first quarter.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$2.4 million in the first quarter of 2004, similar to this revenue in the year-ago quarter. Fee income was US$1.1 million in the current period, increasing from US$1.0 million in the year-ago quarter.

The loan portfolio, net of provisions, was US$154.4 million as of March 31, 2004, remaining almost unchanged during the quarter, but decreased from loan balances of US$156.0 million at March 2003.

The marketable securities portfolio was US$452.7 million at March 2004, increasing over US$430.1 million last December 2003, and also from US$327.6 million at the end of March 2003, following the increase of available funds.

Deposits amounted to US$638.1 million at March 31, 2004, increasing from the balance of US$629.4 million at the end of the preceding fourth quarter 2003, and also compared to US$573.0 million at the end of March 2003.

Funds under management were US$704.6 million at March 31, 2004, 6.1% higher than US$664.1 million at the end of December 2003, and grows 30.0% compared to US$542.1 million at March 2003. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits, and, to a lesser extent, to higher market valuation of this portfolio.

Net equity reached US$121.9 million at the end of March 2004, slightly over US$119.3 million at March 2003. Compared to the year-ago period, the equity account of reserves for market value of investments increases from a balance of unrealized losses of US$2.2 million at the end of March 2003, to unrealized gains of US$12.2 million at the end of the current quarter, due to improved values in capital markets of the available for sale proprietary portfolio.

As of March 31, 2003, the loan portfolio had 2.3% past dues, which were 146.0% covered by loan-loss provisions.

The ratio of operating expenses over average assets were 0.9%, annualized, in the first quarter of 2004 similar to the ratio during the same period in 2003. This ratio declines to 0.5% in the first quarter of 2004, when funds under management are included within total assets, remaining unchanged compared to the prior year quarter.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

PPS obtained in the quarter ended March 31, 2004 a consolidated net income of S/.7.8 million (US$2.2 million), increasing over net income of S/.6.2 million (US$1.8 million) in the year-ago quarter. In first quarter 2004 technical results increased over the prior year period mainly because of higher retained premiums and lower claims.

The acquisition of Novasalud EPS was finalized in March 2004, and is expected to be merged with Pacífico EPS in the following three months. With this acquisition PPS will further the development of its private health insurance business line, seeking economies of scale in order to improve operating efficiencies and profitability. During fiscal year 2003 Novasalud EPS reported total fees of S/.126.8 million (US$36.6 million). Consolidated financial statements reported by PPS as of March 31, 2004 do not include results from Novasalud EPS.

Total premiums and Pacífico Salud health fees in the first quarter of 2004 were S/.243.5 million (US$70.4 million), 2.9% below premiums of S/.250.9 million (US$72.5 million) in the year-ago quarter. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.143.7 million (US$41.5 million) in first quarter 2004, 15.4% over premiums in the prior year quarter. Net premiums earned increased mainly due to a higher retention rate and increased health fees from Pacífico Salud.

Additions to technical reserves for premiums grew by S/.62.4 million (US$18.0 million) in the first quarter of 2004, 20.2% higher than additions in the same quarter of last year. Most of reserves in the first quarter of 2004 were established by Pacífico Vida, for its life annuities and life insurance lines.

Comparing cumulative results for first quarters 2004 and 2003, consolidated total premiums and fees consisted of:
i) general insurance lines, that amounted to 54.0% of total premiums and decreased 5.8%;
ii) fees at Pacífico Salud, that were 11.1% of total premiums and increased 13.0%; and,
iii) Pacífico Vida, which amounted to 34.9% of the total and decreased 2.7%.

Cumulative through March 31, 2004, growth of Pacífico Salud and the health and medical assistance insurance line (21.3% of total premiums) was 3.5%; fire insurance lines (15.1% of total premiums) decreased 19.5%; while the automobile insurance line (7.2% of total premiums) grew 12.5%. Through March 2004, pension fund benefits insurance (5.0% of total premiums) decreased 34.3%, while group life insurance and individual life insurance policies (12.2% of total premiums) grew 10.9%, and life annuities (16.6% of total premiums) increased 2.8%, compared to the prior year. Decreased pension fund insurance premiums is due to regulatory changes in procedures for the purchase of insurance coverage by Private Pension Funds (“AFPs”), after the end of the Transitory Arrangement, which caused increased competition and lower fees.

Net consolidated underwriting results was S/.20.7 million (US$6.0 million) in the first quarter of 2004, increasing from S/.15.3 million (US$4.4 million) in the prior year quarter. The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 8.5% in the first quarter of 2004, compared to the 6.1% ratio in the prior year quarter, mainly due to higher retained premiums and lower claims.

Net insurance claims and health services costs incurred in the first quarter of 2004 were S/.101.3 million (US$29.3 million), 12.3% over claims in the same quarter of 2003. The net loss ratio (net claims to net premiums) decreases to 49.2% in the current quarter from 51.2% in first quarter 2003. The net loss ratio continues high in pension fund insurance (180.6%), health (87.0%) and in Pacífico Salud (86.3%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased slightly from 92.4% in the first quarter of 2003 to 92.6% in the current quarter.

Operating expenses over net premiums earned decreased from 20.3% to 17.4% comparing the first quarters of 2003 and 2004, respectively.

Adjustments for exposure to inflation and exchange differences resulted in a loss of S/.6.2 million (US$1.8 million) in first quarter 2004, compared to a loss of S/.5.8 million (US$1.7 million) in the same period of 2003.

Investments in real estate and financial assets were S/.1,362 million (US$393.5 million) at the end of the current quarter, increasing 18.3% from the year-ago balance.

As of March 31, 2004, total assets were S/.1,808 million (US$522.4 million) increasing 18.2% compared to the year-ago balance. At the end of the current period net equity amounted to S/.330.2 million (US$95.4 million) 6.7% below net equity at March 2003.

The Peruvian insurance market through February 28, 2004, had total premiums of US$145.2 million, 2.0% over premiums in the same period in 2003, growing mainly due to sales life annuities. For the two months of 2004, PPS's market share in total premiums was 27.9% (29.9% in the year-ago period), with the share in general risks and health lines being 29.6% (31.1% in the same period of 2003) and in life insurance and pension fund benefits lines of 25.0% (27.5% in the same period of 2003).

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Dec. 31, 2002	Mar. 31, 2003	Dec. 31, 2003	Mar. 31, 2004

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	314,404	243,401	240,294	255,941
Interest bearing deposits in banks	1,867,987	1,901,274	1,372,436	1,298,914
	2,182,391	2,144,675	1,612,730	1,554,855

MARKETABLE SECURITIES, net	79,925	74,981	127,365	100,991

LOANS	4,817,662	4,639,592	4,481,496	4,401,684
Current	4,412,345	4,255,538	4,225,001	4,151,861
Past Due	405,317	384,054	256,495	249,823
Less - Reserve for possible loan losses	(420,809)	(430,712)	(326,677)	(313,606)
LOANS NET	4,396,853	4,208,880	4,154,819	4,088,078

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,166,381	1,309,496	1,612,887	1,812,966
REINSURANCE ASSETS	29,677	27,838	45,904	49,519
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	61,856	51,512	60,057	52,026
PROPERTY, PLANT and EQUIPMENT, net	288,889	284,572	264,533	255,290
DUE FROM CUSTOMERS ON ACCEPTANCES	36,068	37,939	50,178	41,024
OTHER ASSETS	376,660	437,110	370,672	338,631

TOTAL ASSETS	8,618,700	8,577,003	8,299,146	8,293,380

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	853,138	867,013	860,585	905,355
Interest bearing	5,932,799	5,831,799	5,444,254	5,379,947
	6,785,937	6,698,812	6,304,839	6,285,302

DUE TO BANKS AND CORRESPONDENTS	309,698	293,475	273,234	255,077
ACCEPTANCES OUTSTANDING	36,068	37,939	50,178	41,024
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	224,754	246,637	303,587	324,987
RESERVE FOR UNEARNED PREMIUMS	48,703	49,388	66,084	66,563
REINSURANCE PAYABLE	23,253	18,761	33,043	22,811
OTHER LIABILITIES	301,746	358,431	284,607	309,084
MINORITY INTEREST	64,742	65,161	72,841	70,372

TOTAL LIABILITIES	7,794,901	7,768,604	7,388,413	7,375,220

NET SHAREHOLDERS' EQUITY	823,799	808,399	910,733	918,160

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,618,700	8,577,003	8,299,146	8,293,380

CONTINGENT CREDITS	1,637,050	1,508,022	1,768,605	1,761,503
FUNDS UNDER MANAGEMENT	1,369,712	1,445,339	1,724,130	1,783,246

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended

	31.03.03	31.12.03	31.03.04

INTEREST INCOME
Interest on loans	113,349	109,896	101,275
Interest and dividends on investments:	7	822	3
Interest on deposits with banks	6,146	4,525	3,423
Interest on trading securities (1)	18,349	22,721	22,259
Total Interest Income	137,851	137,964	126,960

INTEREST EXPENSE
Interest on deposits	36,566	29,293	27,055
Interest on borrowed funds	3,658	6,094	3,368
Other interest expense	3,203	3,801	6,548
Total Interest Expense	43,427	39,188	36,971
Net Interest Income	94,424	98,776	89,989
Provision for possible loan losses, net	34,228	16,175	18,974

Net interest income after provision for possible loan losses	60,196	82,601	71,015

OTHER INCOME
Fees and commissions from banking services	46,199	46,816	47,148
Net gains from sales of securities	(214)	(2,791)	3,968
Net gains on foreign exchange transactions	6,361	6,107	5,456
Net premiums earned	31,901	27,281	38,029
Other income (1)	22,683	12,162	14,228
	106,930	89,576	108,829

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	4,755	6,743	7,423
Increase in future policy benefits for life and health	20,448	16,715	21,239
	25,203	23,458	28,662
OTHER EXPENSES
Salaries and employee benefits	46,064	48,713	44,363
General, administrative, and other taxes	38,833	38,223	37,477
Depreciation and amortization	11,749	11,700	11,610
Other	12,451	15,287	14,706
Merger costs	15,465	1,100	1,829
	124,562	115,023	109,985

Translation result	(6,723)	1,075	3,274

Income before income tax, and minority interest	10,638	34,771	44,471
Income Tax	(6,789)	(9,835)	(11,637)
Minority Interest	(1,357)	(1,099)	(2,772)

NET INCOME	2,492	23,837	30,062

(1)	Note: for comparison purposes, US$5.5Mn in 1Q03 and US$8.3Mn in 4Q04 were reclassified from other income into interest income.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended

	31.03.03	31.12.03	31.03.04

Profitability
Net income per common share (US$ per share)(1)	0.031	0.299	0.377
Net interest margin on interest earning assets (2)	5.46%	6.07%	5.54%
Return on average total assets (2)(3)	0.12%	1.15%	1.45%
Return on average shareholders' equity (2)(3)	1.22%	10.58%	13.15%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	8.28%	5.72%	5.68%
Reserves for loan losses as a percentage of
total past due loans	112.15%	127.36%	125.53%
Reserves for loan losses as a percentage of
total loans	9.28%	7.29%	7.12%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	55.57%	50.92%	52.34%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.77%	-7.71%	-6.95%

Operating efficiency
Oper. expense as a percent. of total income (5)	50.79%	51.79%	49.84%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.62%	4.65%	4.78%

Capital adequacy
Total Regulatory Capital (US$Mn)	742.3	731.4	892.0
Tier I Capital (US$Mn)	608.8	602.0	767.4
Regulatory capital / risk-weighted assets (6)	11.65%	11.37%	13.93%

Average balances (US$Mn) (3)
Interest earning assets	6,915.0	6,506.8	6,494.7
Total Assets	8,597.9	8,261.5	8,296.3
Net equity	816.1	901.5	914.4

(1)	Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)

Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.

(6)	Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of March 31, 2004 and U.S. Dollars in thousands)

ASSETS	31.12.02	31.03.03	31.12.03	31.03.04	31.03.04

					US$000(1)
CASH AND DUE FROM BANKS	7,653.673	7,236.232	5,327.020	5,102.302	$1,474.654
Cash and Checks	1,134.823	848.019	813.669	859.509	$248.413
Deposits in Central Bank of Peru	5,000.614	5,491.489	3,418.227	3,038.437	$878.161
Deposits with local and foreign banks	1,518.236	896.724	1,095.124	1,204.356	$348.080

TRADING and AVAIL. for SALE SECURITIES, net	68.229	47.981	141.159	181.784	$52.539

LOANS	16,419.840	15,399.179	14,601.653	13,822.611	$3,994.974
Current	15,014.627	14,076.721	13,715.908	12,992.044	$3,754.926
Past Due	1,405.213	1,322.458	885.745	830.568	$240.049
Less - Reserve for possible loan losses	(1,528.188)	(1,545.408)	(1,175.647)	(1,077.887)	($311.528)
LOANS NET	14,891.652	13,853.771	13,426.006	12,744.724	$3,683.446

INVESTMENT SECURITIES, PERMANENT	2,401.834	2,676.671	3,102.749	3,410.671	$985.743
PROPERTY, PLANT and EQUIPMENT, net	817.384	794.094	752.164	716.727	$207.147
OTHER ASSETS	934.254	1,138.425	1,059.233	759.416	$219.484

TOTAL ASSETS	26,767.026	25,747.174	23,808.331	22,915.624	$6,623.013

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	22,870.236	21,915.360	20,106.972	19,468.277	$5,626.670
Demand deposits	5,138.683	4,855.787	4,954.789	5,736.714	$1,658.010
Saving accounts	6,142.171	5,745.151	5,446.573	4,963.960	$1,434.671
Time deposits	11,589.382	11,314.422	9,705.610	8,767.603	$2,533.989

DUE TO BANKS AND CORRESPONDENTS	582.432	530.377	364.673	306.205	$88.499
OTHER LIABILITIES	1,221.968	1,311.172	1,039.347	1,017.182	$293.983

SHAREHOLDERS EQUITY:	2,092.390	1,990.267	2,297.339	2,123.961	$613.862
Capital stock	1,148.316	1,259.353	1,260.773	1,260.773	$364.385
Legal reserve	679.267	717.108	717.917	789.356	$228.138
Retained earnings	264.807	13.806	318.649	73.832	$21.339

TOTAL LIABILITIES AND EQUITY	26,767.026	25,747.176	23,808.331	22,915.625	$6,623.013

Contingent Credits	5,733.039	5,117.379	5,983.685	5,715.054	$1,651.750
Funds under management	2,936.085	3,156.388	3,682.615	3,628.327	$1,048.649

(1)	Translated at S/.3.460 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of March 31, 2004 and U.S. Dollars in thousands)

	Three months ended

	31.03.03	31.12.03	31.03.04	31.03.04

Interest income and expense				US$000(1)
Interest income	430.769	394.634	368.309	$106.448
Less - Interest expense	136.558	100.776	105.929	$30.615
Net interest income	294.211	293.858	262.380	$75.832

Provisions for possible loan losses, net	120.402	47.399	47.144	$13.625

Net interest income after provisions	173.809	246.459	215.236	$62.207

Other Income
Fees and commissions from services	161.719	167.750	157.477	$45.514
Net gains from sales of securities	4.674	(0.259)	9.807	$2.834
Net gains on foreing exchg. transacts.	22.178	19.119	18.816	$5.438
Other income	70.197	44.936	36.289	$10.488
	258.768	231.546	222.389	$64.274

Other Expenses
Salaries and employee benefits	138.584	137.896	125.771	$36.350
General and administrative	109.477	107.771	100.943	$29.174
Depreciation and amortization	34.808	33.930	35.583	$10.284
Taxes other than income tax	11.675	10.029	12.268	$3.546
Other	30.350	39.266	26.642	$7.700
Merger costs	55.714	3.886	6.392	$1.847
	380.608	332.778	307.599	$88.901

Result from exposure to inflation	(25.988)	(20.836)	(34.907)	($10.089)

Income before income tax	25.981	124.391	95.119	$27.491

Income Tax	13.291	34.426	28.022	$8.099

NET INCOME	12.690	89.965	67.097	$19.392

(1)	Translated at S/.3.460 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended

	31.03.03	31.12.03	31.03.04

Profitability
Net income per common share (S/. per share)(1)	0.011	0.075	0.056
Net interest margin on interest earning assets (2)	5.10%	5.60%	5.12%
Return on average total assets (2)(3)	0.19%	1.50%	1.15%
Return on average shareholders' equity (2)(3)	2.49%	15.97%	12.14%

Quality of loan portfolio

Past due loans as a percentage of total loans	8.59%	6.07%	6.01%
Past due loans + refinanced loans as a
percentage of total loans	15.06%	11.53%	11.58%
Reserves for loan losses as a percentage of
past due loans	116.86%	132.73%	129.78%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	56.18%	52.67%	53.46%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-11.20%	-12.62%	-11.64%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	54.34%	51.80%	55.68%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.41%	4.44%	4.62%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,282.8	2,242.9	2,323.8
Tier I Capital (constant millions S/.)	1,976.5	1,954.7	1,901.4
Net equity as a percentage of period end total assets	7.73%	9.65%	9.27%
Regulatory capital / risk-weighted assets	12.53%	12.85%	13.82%

Average balances (constant millions S/.) (3)
Interest earning assets	23,088.7	20,997.7	20,498.9
Total Assets	26,257.1	24,055.0	23,362.0
Net equity	2,041.3	2,253.1	2,210.7

Additional data
No. of outstanding shares (millions)	1,077	1,202	1,202
No. of employees	7,629	7,530	7,652
Inflation rate ( Wholesale price index)	1.10%	1.01%	2.83%
Exchange rate (S/. per 1 U.S. Dollar)	3.474	3.463	3.460

(1)	Shares outstanding of 1,202 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Total income includes net interest income and other income, excluding non-recurring items.
(5)	Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended

	31.03.03	31.12.03	31.03.04

Results
Net Interest Income (w/o dividends)	3,974	3,349	3,383
Dividend income	3,119	508	4,871
Provisions for credit and market risks	4,247	1,761	1,034
Commissions and fee income	957	938	1,116
Other Income(1)	1,451	1,989	1,252
Operating Expense	1,494	1,935	1,864
Net Income	3,761	3,088	7,725
Net Income per share (US$)	0.09	0.08	0.19

Balance Sheets (end of period)
Total Assets	705,125	776,323	793,521
Loan portfolio, net	155,997	152,388	154,170
Marketable securities and investments	327,636	430,137	452,738
Total Deposits	573,046	629,354	638,118
Shareholders' equity	119,282	112,870	121,901
Funds under administration	542,156	664,143	704,686

Ratios (2)
Net interest margin / interest earning assets (3)(4)(5)	2.5%	2.0%	1.9%
Return on average stockholders' equity(4)	13.1%	10.2%	26.3%
Return on average total assets(4)	2.2%	1.6%	3.9%
Past due loans as a percentage of total loans	0.0%	2.4%	2.4%
Reserves for loan losses as a percentage
of total loans	1.6%	3.0%	1.6%
Operating expense / total	15.7%	28.5%	15.7%
Operating expense / average total assets(4)	0.9%	1.0%	0.9%
Operating expense / average total assets +
funds under management(4)	0.5%	0.6%	0.5%

(1)	Includes realized gains in securities.
(2)	Averages are determined as the average of period-beginning and period-ending balances.
(3)	Averages determined from monthly balances.
(4)	Annualized.
(5)	Without considering dividend income and dividend earning assets.
(6)	Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of March 31, 2004, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended

	31.03.03	31.12.03	31.03.04	31.03.04

Results				US$000(1)

Total gross Premiums	250,902	217,052	243,502	$70,376
Net Premiums Earned	124,513	108,573	143,655	$41,519
Change in Reserves	51,853	45,721	62,353	$18,021
Net Underwriting Results	15,261	6,372	20,665	$5,973
Net Financial Income	22,476	25,964	30,839	$8,913
General Expenses	26,673	33,295	30,214	$8,732
Net Income	6,196	(6,993)	7,757	$2,242
Net Income per share (S/.)(2)	0.26	(0.29)	0.33	$0.09

Balance Sheets (end of period)

Total Assets	1,529,019	1,818,825	1,807,587	$522,424
Investments in Secur. and Real estate	1,151,475	1,354,063	1,361,636	$393,536
Technical Reserves	997,308	1,204,368	1,252,108	$361,881
Net Equity	353,893	386,451	330,250	$95,448

Ratios

Net underwriting results	6.1%	2.9%	8.5%	8.5%
Total loss ratio	38.9%	47.3%	46.3%	46.3%
Return on avge. equity (3)(4)	6.3%	-6.9%	8.9%	8.9%
Return on total premiums	2.1%	-3.2%	3.2%	3.2%
Shareholders' Equity / Total Assets	23.1%	21.2%	18.3%	18.3%
Increase in Risk Reserves	29.4%	29.6%	30.3%	30.3%
Combined Ratio (5)	92.4%	126.8%	92.6%	92.6%
-Net Claims / Net Premiums Earned	63.5%	82.9%	62.1%	62.1%
-Op. Exp.+Comiss./Net Prems. Earned	29.0%	43.9%	30.5%	30.5%
Operating expense/Net Premiums Earned	20.3%	29.9%	17.4%	17.4%
Oper. expense / Avge. assets (3)(4)	7.3%	7.5%	6.8%	6.8%

(1)	Translated at S/.3.460 per US$1.00.
(2)	Based on 23.7 million shares in all periods.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Annualized.
(5)	Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.